UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc
("Pearson" or the "Company")

Board and Committee Changes

The Company hereby announces that Dame Elizabeth Corley, a Non-Executive Director of Pearson and Chair of its Remuneration Committee, has been appointed as a Non-Executive Director, Nominations Committee member and Chair-Designate of Schroders plc ("Schroders"), with effect from 1 September 2021. Subject to Schroders shareholder approval, Dame Elizabeth is expected to become Chair at the conclusion of Schroders' AGM, currently scheduled for 28 April 2022.

Dame Elizabeth has advised the Company of her intention to step down from the Pearson Board prior to becoming Chair of Schroders. She will also step down as Chair of Pearson's Remuneration Committee, with effect from 1 September 2021.

Accordingly, the Company further announces that Sherry Coutu CBE has been appointed as the new Chair of the Pearson Remuneration Committee, with effect from 1 September 2021.

Dame Elizabeth will support an orderly transition to the new Remuneration Committee Chair and will continue to serve as a member of the Remuneration Committee, Audit Committee and Nomination & Governance Committee for the remainder of her time on the Pearson Board.

This notification is made in accordance with LR 9.6.11 and 9.6.14.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 29 July 2021
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary